UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 25, 2013	By /s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
Provision of Counter Guarantees to Related Party

The announcement is made in accordance with Rule13.10B of the Rule Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors of the Company confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

Important Notice

上海飛鶴航空旅遊服務有限公司 (Shanghai Feihe Aviation & Travel Service Co. Ltd.) (“Feihe Travel”) and 上海航空假期旅行社有限公司 (Shanghai Airlines Holidays Travel Service Co., Ltd.) (“SA Holidays”), both being wholly-owned subsidiaries of ChinaEastern Airlines Corporation Limited (the “Company”), due to business requirements, selected 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (“Eastern Air Finance Company”) to issue letters of guarantees to the International Air Transport Association (“IATA”) for them. The guarantees cover the settlement amount payable by Feihe Travel and SA Holidays to IATA.

As requested by Eastern Air Finance Company, 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“ST Tours”), the shareholder of Feihe Travel and SA Holidays, is requested to provide joint liability counter guarantees in respect of the guarantees granted in favor of its two subsidiaries mentioned above. The amount of the counter guarantees are RMB23.43 million.

1. OVERVIEW OF THE COUNTER GUARANTEES

The passenger air transportation sales agency services qualifications of Feihe Travel and SA Holidays are about to expire. In order to ensure smooth operation, Feihe Travel and SA Holidays are in the process of applying for renewal of their passenger air transportation sales agency services qualifications with the China Air Transport Association. According to  business application requirements, Feihe Travel and SA Holidays selected Eastern Air Finance Company to issue letters of guarantees to IATA. The guarantees cover the settlement amount payable by Feihe Travel and SA Holidays to IATA.

As requested by Eastern Air Finance Company, ST Tours, the shareholder of Feihe Travel and SA Holidays, is requested to provide joint liability counter guarantees.

The first regular meeting of the sixth session of the board of directors of the Company in 2013 considered and approved the “Resolution on the Provision of Guarantees for Certain Subsidiaries”. It was approved that: ST Tours provide joint liability counter guarantees in respect of the guarantees granted by Eastern Air Finance Company in favor of Feihe Travel and SA Holidays; the counter guarantees cover the principal loans, compensation, interests, damages and costs incurred in recovering the principal loans; and the amounts of counter guarantees for Feihe Travel and SA Holidays shall be RMB13.43 million and RMB10 million respectively, with a term from 1 July 2013 to 30 June 2016.

Since Eastern Air Finance Company is a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”), a controlling shareholder of the Company, Eastern Air Finance Company is a related party to the Company and the provision of counter guarantees by ST Tours for its benefit constitutes related guarantees. Pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, the provision of counter guarantees by ST Tours to Eastern Air Finance Company should be submitted to the next up- coming shareholders’ meeting of the Company for approval.

2. BASIC INFORMATION OF THE COUNTER GUARANTEED PARTY

The registered address of Eastern Air Finance Company is 15/F, Flat D, Lane 686, Wuzhong Road, Shanghai. Its legal representative is Xiao Shunxi (肖順喜). Its scope of business includes: provision of finance and financing consultancy services, credit verification and related consultancy and agency services to its member companies; assisting its member companies in payment and receipt of transaction proceeds, provision of approved insurance agency services; provision of guarantees to its member companies; dealing with entrusted loans and entrusted investments among its member companies; provision of draft acceptance and discounting services to its member companies; provision of intra-group transfer and settlement services and the relevant settlement proposals to its member companies; provision of deposit services to its member companies; provision of loans and finance leasing services to its member companies; provision of interbank lending; issue of bonds of the finance company upon approval; underwriting of corporate bonds of its member companies; making equity investments in financial institutions; and making investments in marketable securities. As of 31 December 2011, Eastern Air Finance Company had total assets of RMB6,375,763,460.62, total liabilities of RMB5,574,839,343.84 and net assets of RMB800,924,116.78. Its operating income in 2011 was RMB115,115,625.30, and its net profit was RMB70,543,199.15. As of 30 September 2012, Eastern Air Finance Company had total assets of RMB5,462,737,080.02, total liabilities of RMB4,683,239,520.60 and net assets of RMB779,497,559.42. Its operating income in January to September 2012 was RMB139,851,270.39, and its net profit was RMB78,055,878.69.

The shareholding structure of Eastern Air Finance Company is as follows:

3. OPINION OF THE INDEPENDENT DIRECTORS

The independent directors of the Company is of the view that: the counter guarantees provided by ST Tours to Eastern Air Finance Company are on normal commercial terms, in the interests of the Company and its shareholders as a whole, and fair and reasonable to the shareholders of the Company.

4. CUMULATIVE AMOUNTS OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of the date of this announcement, the total amount of external guarantees provided by the Company and its subsidiaries amounted to RMB2,804,787,397, all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries. Such amount represents approximately 12.67% of the latest audited net assets of the Company. The cumulative amount of overdue guarantees was 0.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

25 January 2013